Exhibit (14)

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We hereby consent to the use in this Registration Statement on Form N-14 (the “Registration Statement”) of our report dated February 19, 2014, relating to the financial statements and financial highlights of EQ/Davis New York Venture Portfolio, EQ/Equity Growth PLUS Portfolio, EQ/Invesco Comstock Portfolio, EQ Large Cap Growth PLUS Portfolio and EQ/Lord Abbett Large Cap Core Portfolio (each a portfolio of EQ Advisors Trust), which appear in such Registration Statement. We also consent to the references to us under the headings “Financial Highlights” and “Plan of Reorganization and Termination” in such Registration Statement and under the heading “Independent Registered Public Accounting Firm” in the EQ Advisors Trust Statement of Additional Information dated May 1, 2013, which is incorporated by reference into the Registration Statement.

PricewaterhouseCoopers LLP

New York, New York

March 31, 2014